EXHIBIT (a)(3)

Email to All Non-UK employees TO BE DATED December 23rd

Please find attached details of the Stock Option Exchange Offer. The documents contained in this attachment are as follows:

1.    The Offer to Exchange

      This document sets forth the offer, its terms and instructions for participating. We advise you to carefully read this document in its entirety.

2.    An Election Form

      If you wish to participate in the offer, please complete, sign and date this form and return it to the Corporate Secretary's Office, Mitel Networks Corp., 350 Legget Drive, Ottawa, Ontario, K2K 2W7, Canada to the attention of Sandra Felskie. Alternatively, you may fax the document to Sandra's attention at (613) 592-7813. If you elect to participate in the offer, it is essential that we receive this form prior to midnight, Eastern Standard Time, on 23rd January 2004. We will strictly enforce this expiration and there can be no exception to the expiration time.

3.    A Withdrawal Form

      Having elected to participate in the offer, you can subsequently decide to withdraw before midnight, Eastern Standard Time, on 23rd January 2004. This form should be used and, in the same way as the Election Form, be returned to the Corporate Secretary's office in the manner described above. Once you have withdrawn your tendered options, you may re-tender your options for exchange by following the procedures above.

If mailing a form to us, we recommend that you use certified mail with return receipt requested. You should retain the return receipt for your records. If faxing a form to us, you should retain the fax transmittal confirmation for your records. Delivery will be deemed made only when a form is actually received (not postmarked) by us.

We will also be arranging for you to attend a presentation or take part in a webinar where the details of offer will be explained to you. In addition soft copies of the above documents, a `Frequently Asked Questions' guide and a copy of the Employee Stock Option Plan will be posted on the local Intranet.

You will also find attached details of the stock options that you hold.


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Please take care to read the documents carefully and, if you have any questions regarding what the offer means to you, it is recommended that you consult your investment and/or tax advisor. For details regarding the process please e-mail 6plus1@mitel.com or call Sandra Felskie at (613) 592-2122, extension 3475 or Julie Kozij at (613) 592-2122, extension 4130.

Yours truly,

Don Smith


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